Exhibit 21

SUBSIDIARIES OF THE COMPANY

Tiger Telematics, USA, Inc., a Delaware corporation, operationally dormant

Gizmondo USA, Inc., a Delaware corporation, to sell Gizmondo's in North America.

Gizmondo Europe Ltd., a United Kingdom Corporation, and their subsidiaries Indie Studios Sweden AB and ISIS Ltd. of the UK.

The Company purchased the subsidiaries, assets and intellectual property of Warthog Plc. The subsidiaries acquired from Warthog Plc are as follows:

                  Gizmondo Studios Ltd.
                  Gizmondo Studios Texas, Inc.
                  Gizmondo Studios Sweden AB
                  Gizmondo Studios UK Ltd.

Smart Ads, Inc., a Delaware corporation, formed in 2005 to hold the Company's Smart Ads intellectual property rights.

Smart Ads, Ltd., a United Kingdom Corporation, formed in 2005.